CLAUDIO GUAZZONI
                                 1339 Cooper St
                            New York, New York 10276





March 26, 1996



Mr. Paul Ekon
Chief Executive Officer
Management Technologies, Inc.
630 Third Avenue
New York, New York 10017


Dear Mr. Ekon:

This is to confirm my resignation as a Director of Management Technologies, Inc. (the `Company'') effective March 26, 1996. Due to other constrains on my time, I am no longer able to dedicate the amount of time required to fulfill my duties as a Director of the Company. I do not have any disagreement with the policies or management of the Company.

Sincerely,



/s/ Claudio Guazzoni